                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                        VoiceStream Wireless Corporation
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   928615 10 3
                              ---------------------------
                                 (CUSIP Number)

                                   Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                                10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)
                                   __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                     Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (852-2509-7000)
                                   __________

                                 June 23, 1999
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____________.

                                  SCHEDULE 13D

CUSIP NO. 928615 10 3
          -----------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HUTCHISON WHAMPOA LIMITED - Not Applicable
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
        Not Applicable
--------------------------------------------------------------------------------
  3   SEC US ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [_]

        Not Applicable
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Hong Kong
--------------------------------------------------------------------------------
        NUMBER OF                 7   SOLE VOTING POWER

          SHARES                                   - 0 -
                                 -----------------------------------------------
       BENEFICIALLY               8   SHARED VOTING POWER

       OWNED BY EACH                               22,899,252
                                 -----------------------------------------------
         REPORTING                9   SOLE DISPOSITIVE POWER

        PERSON WITH                                - 0 -
                                 -----------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                                   22,899,252
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,899,252
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

        Not Applicable
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.97%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

        HC, CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 928615 10 3
          -----------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA) LIMITED - Not Applicable
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
        Not Applicable
--------------------------------------------------------------------------------
  3   SEC US ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [_]

        Not Applicable
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
        NUMBER OF                 7   SOLE VOTING POWER

          SHARES                                   - 0 -
                                 -----------------------------------------------
       BENEFICIALLY               8   SHARED VOTING POWER

       OWNED BY EACH                               3,888,888
                                 -----------------------------------------------
         REPORTING                9   SOLE DISPOSITIVE POWER

        PERSON WITH                                - 0 -
                                 -----------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                                   3,888,888
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,888,888
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

        Not Applicable
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.07%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 928615 10 3
          -----------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED - Not Applicable
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
        Not Applicable
--------------------------------------------------------------------------------
  3   SEC US ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [_]

        Not Applicable
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------
        NUMBER OF                 7   SOLE VOTING POWER

          SHARES                                   - 0 -
                                 -----------------------------------------------
       BENEFICIALLY               8   SHARED VOTING POWER

       OWNED BY EACH                               19,010,364
                                 -----------------------------------------------
         REPORTING                9   SOLE DISPOSITIVE POWER

        PERSON WITH                                - 0 -
                                 -----------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                                   19,010,364
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        19,010,364
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

        Not Applicable
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.90%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 928615 10 3
          -----------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CHEUNG KONG (HOLDINGS LIMITED) - Not Applicable
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[_]
                                                                         (b)[_]
        Not Applicable
--------------------------------------------------------------------------------
  3   SEC US ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

        00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(E)                                                    [_]

        Not Applicable
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Hong Kong
--------------------------------------------------------------------------------
        NUMBER OF                 7   SOLE VOTING POWER

          SHARES                                   - 0 -
                                 -----------------------------------------------
       BENEFICIALLY               8   SHARED VOTING POWER

       OWNED BY EACH                               Disclaimed (See 11 below.)
                                 -----------------------------------------------
         REPORTING                9   SOLE DISPOSITIVE POWER

        PERSON WITH                                - 0 -
                                 -----------------------------------------------
                                 10   SHARED DISPOSITIVE POWER

                                                   Disclaimed (See 11 below.)
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Cheung Kong expressly disclaims beneficial ownership of the shares beneficially owned by Hutchison Whampa Limited, Hutchison Telecommunication PCS (USA) Limited and Hutchison Telecommunications Holdings (USA) Limited.
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

        Not Applicable
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        23.97%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

        HC, CO
--------------------------------------------------------------------------------

          Preliminary Statement
          ---------------------

          This statement constitutes Amendment No. 1 to the Schedule 13D filed by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison Telecommunications PCS (USA) Limited, a British Virgin Islands corporation ("HTP"), an indirect wholly-owned subsidiary of HWL, Hutchison Telecommunications Holdings (USA) Limited, a British Virgin Islands corporation ("HTH"), an indirect wholly-owned subsidiary of HWL, and Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL, with the Securities and Exchange Commission on May 13, 1999, relating to the common stock, no par value (the "Common Stock"), of VoiceStream Wireless Corporation, a Washington corporation (the "Issuer"). Terms defined in the
Schedule 13D previously filed have the same meaning in this Amendment.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Item 6 of the Schedule 13D previously filed is hereby amended and restated in its entirety to read as follows:

          At the time of the Hutchison Investment in the Issuer, Western Wireless and HTH entered into a shareholders agreement, which granted certain rights to HTH. In connection with the Spin-Off, the shareholder agreement was amended to provide that the only rights which survive the Spin-Off are HTH's preemptive rights, its demand and piggyback registration rights and its right to transfer its right to designate directors and demand and piggyback registration rights to person's who acquire from HTH 50% of more of the shares of the Issuer's Common Stock purchased by HTH in the Hutchison Investment.

          In connection with the Spin-off, HTP and HTH and certain other shareholders of the Issuer also entered into a voting agreement (the "Voting Agreement") which incorporates HTH's rights under the shareholders agreement relating to the designation of directors to the Board of the Issuer. The Voting Agreement provides that the parties thereto shall vote their shares of the Issuer's Common Stock for the election of ten board members designated as follows: (i) Mr. John Stanton, so long as he is the Chief Executive Officer of the Issuer or he beneficially owns 4,500,000 shares of Common Stock; (ii) so long as the Hellman Entities (as defined in the Voting Agreement) beneficially own at least (A) 9,800,000 shares of Common Stock, two persons designated by the Hellman Entities or (B) 4,500,000 shares of Common Stock, one person designated by the Hellman Entities; (iii) so long as the Hutchison Entities (as defined in the Voting Agreement) beneficially own at least (A) 9,800,000 shares of Common Stock, two persons designated by the Hutchison Entities or (B) 4,500,000 shares of Common Stock, one person designated by the Hutchison Entities; (iv) so long as the Goldman Sachs Entities (as defined in the Voting Agreement) beneficially own at least 4,500,000 shares of Common Stock, one person designated by Goldman Sachs; (v) so long as the Stanton Entities and Providence (each as defined in the Voting Agreement) collectively beneficially own at least 4,500,000 shares of Common Stock, one person designated by majority vote of the Stanton Entities and Providence (such designee being in addition to

Mr. Stanton if he is then serving on the Issuer Board of Directors by reason of being the Chief Executive Officer of the Issuer or the Stanton Entities' beneficial ownership of at least 4,500,000 shares of Common Stock). The Stanton Entities have agreed that (x) so long as Mr. Stanton is serving as Chief Executive Officer or he beneficially owns at least 4,500,000 shares of Common Stock, (y) the Stanton Entities and Providence collectively beneficially own at least 4,500,000 shares of Common Stock, and (z) Providence beneficially owns at least 2,500,000 shares of Common Stock, the Stanton Entities shall vote their shares of Common Stock for one member of the Issuer's Board of Directors designated by Providence; and (vi) three members of the Issuer's Board of Directors selected by a majority of the persons selected as described above. In addition, the Hutchison Entities shall have the right to designate an additional director (and the Board shall in each case be expanded by one member to accommodate such new designee) when the Hutchison Entities' aggregate ownership of the Common Stock exceeds each of the following thresholds: 27.25%, 33.33%, 38.5%, 42.9%, 44.67% and 50%. The Goldman Sachs Entities are limited in their voting power pursuant to provisions of the Issuer's Articles of Incorporation. Each of HWL, HTP and HTH expressly disclaim any interest in and beneficial ownership of any shares of Common Stock held by the Stanton Entities, the Hellman Entities, the Goldman Entities or Providence.

          HTH and HTP, the Issuer, certain other shareholders of the Issuer, Omnipoint Corporation, a Delaware corporation ("Omnipoint") and certain stockholders of Omnipoint (the "Omnipoint Stockholders") have entered into an agreement, dated as of June 23, 1999 (the "Merger Voting Agreement"), whereby HTH and HTP and certain other shareholders of the Issuer parties thereto have agreed to attend a meeting of the Issuer's shareholders, in person or by proxy, and to vote or cause to be voted the number of shares of Common Stock beneficially owned by them set forth in a schedule to the Merger Voting Agreement (the "Scheduled Shares") in favor of (i) the adoption and approval of the Agreement and Plan of Reorganization, dated as of June 23, 1999, between the Issuer, VoiceStream Wireless Holding Corporation, a Delaware corporation and Omnipoint (the "Reorganization Agreement"), and (ii) the proposed merger contemplated by the Reorganization Agreement (the "Merger") and any other matters necessary to consummate the transactions contemplated in the Reorganization Agreement.

          In addition, pursuant to the Merger Voting Agreement, HTH and HTP and certain other shareholders of the Issuer have agreed to terminate the Voting Agreement upon the consummation of the Merger and to enter into a new voting agreement with the Omnipoint Stockholders on terms mutually satisfactory to the parties thereto.

          Finally, from and after the date of the Merger Voting Agreement through the earlier of the effective time of the transactions contemplated by the Reorganization Agreement and the termination of the Reorganization Agreement, HTH and HTP and each of certain other shareholders of the Issuer have agreed not to sell or otherwise dispose of, in a single transaction or a series of unrelated transactions, more than 30% of the Scheduled Shares beneficially owned by such shareholder unless, as a condition to such sale, each transferee of more than 30% of the Scheduled Shares beneficially owned by such shareholder agrees to be bound by the provisions of the Merger Voting Agreement applicable to the shareholders of the Issuer.

          The foregoing description of the Merger Voting Agreement is subject to, and qualified in its entirety by reference to, the form of Merger Voting Agreement, which is filed as Exhibit 7 hereto and incorporated by reference into this Item 6.

          Except as disclosed in the preceding paragraphs and in Items 3, 4 and 5, to the best knowledge of HWL, HTP, HTH and Cheung Kong, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the foregoing persons or any executive officer or director of any of the foregoing persons or between any such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of Schedule 13D previously filed is hereby amended by the addition of the following Exhibits:

Exhibit No.
-----------

     7 Agreement, dated as of June 23, 1999, by and among Omnipoint Corporation, VoiceStream Wireless Corporation, certain stockholders of Omnipoint and certain stockholders of VoiceStream.

Signature
---------

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  June 29, 1999


                         FOR AND ON BEHALF OF
                         HUTCHISON WHAMPOA LIMITED



                         By: /s/ Frank J. Sixt
                             ----------------------------------------
                             Name:  Frank J. Sixt
                             Title: Director



                         FOR AND ON BEHALF OF
                         HUTCHISON TELECOMMUNICATIONS
                          PCS (USA) LIMITED
                         HUTCHISON TELECOMMUNICATIONS
                          HOLDINGS (USA) LIMITED
                         CHEUNG KONG (HOLDINGS) LIMITED



                         By: /s/ Frank J. Sixt
                             ----------------------------------------
                             Name:  Frank J. Sixt
                             Title: Attorney-in-Fact